Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Bentley Systems, Incorporated

(Name of Issuer)

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

08265T208

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08265T208	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons SPT Invest Management Sarl
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,169,645
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,169,645

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,169,645
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO

CUSIP No. 08265T208	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Siemens AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,169,645
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,169,645

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,169,645
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO

CUSIP No. 08265T208	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Bentley Systems, Incorporated (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

685 Stockton Drive Exton, PA 19341.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of: SPT Invest Management Sarl (the “SPT”) and Siemens AG (“SAG”).

(b)	Address or Principal Business Office:

The business address of the SPT is 21 Rue Edmond Reuter, Contern, N4 5326 Luxembourg.

The business address of SAG is Otto-Hahn-Ring 6, 81739 Munich, Germany.

(c)	Citizenship of each Reporting Person is:

The SPT is organized under the laws of Luxembourg. SAG is organized under the laws of Germany.

(d)	Title of Class of Securities:

Class B Common Stock, $0.01 par value per share (“Class B Common Stock”).

(e)	CUSIP Number:

08265T208

ITEM 3.

Not applicable.

CUSIP No. 08265T208	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class B Common Stock of the Issuer as of December 31, 2021, based upon 270,744,044 shares of Class B Common Stock outstanding as of November 2, 2021, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 9, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SPT Invest Management Sarl	18,169,645	6.7%	0	18,169,645	0	18,169,645
Siemens AG	18,169,645	6.7%	0	18,169,645	0	18,169,645

The SPT is the record holder of 18,169,645 shares of Class B Common Stock. Siemens AG is an affiliate of the SPT and may be deemed to share beneficial ownership of the shares held of record by the SPT.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 08265T208	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

SPT Invest Management Sarl

By:	/s/ Ramon Stöckle
Name:	Ramon Stöckle
Title:	Director

By:	/s/ Tobias Klein
Name:	Tobias Klein
Title:	Director

Siemens AG

By:	/s/ Peter Rathgeb
Name:	Peter Rathgeb
Title:	Head of Controlling and Finance Financing

By:	/s/ Heiko T. Fischer
Name:	Heiko T. Fischer
Title:	Head of Pensions

CUSIP No. 08265T208	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).